Molino Papel Escribir Imprimir Embalar
Teléfonos (043) 352011 352012 352233 Teléfono (043) 468179 - 350880
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezue
Teléfono (02) 9012311

Rule 12g3-2 (b) File N° 82-4240

Caracas, May 3rd 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

EL UNIVERSAL National Journalism Award, Mention Deisgn. SND Prize to Excellence. International Prize of Infogrhaph "Malofiej" 2004. Saturday, March 12, 2005. Caracas, Venezuela – Year XCV – No.34367 – Legal Deposit PP-I9090IDF43

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 11:00 a.m., on March 17, 2005** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2004 in view of the reports by the Board of Directors and the Statutory Auditors.

2) Appointing the members of the Statutory Auditors and their replacements and set


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double the Capital Subscribed and Paid-in.
4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.
5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$) on a year-basis. If the project is approved, considering and resolving about the appointment and remuneration of the temporary representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.
6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors setting the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the short lists of the Statutory Auditors, the dividend proposal and other documents related herein have been at their disposal at the company premises from February 25, 2005.

Caracas, March 12, 2005.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.---

EL NACIONAL Established in 1943 Caracas – Venezuela Saturday March 12, 2005

Translator's Note: At the right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 March 18 PM 4:22 FILE. RECEIVED."------
The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April 24th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR



EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO · PREMIO A LA EXCELENCIA DE LA SND · PREMIO INTERNACIONAL DE INFOGRAFIA MALOFIEJ 2004

SABADO 12 DE MARZO DE 2005, CARACAS, VENEZUELA - AÑO XCV - Nº 34.367 - DEPOSITO LEGAL PP-190901DF43



MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 17 de marzo de 2005, a las 11 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaito, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2004, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 25 de febrero de 2005.

Caracas, 12 de marzo de 2005

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente





EL NACIONAL

FUNDADO EN 1943·CARACAS·VENEZUELA

SÁBADO 12
marzo de 2005

http://www.el-nacional.com
DEPÓSITO LEGAL PP 194301 DF4
AÑO LXII Nº 22.102



The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety-Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: That a document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------------

GENERAL SHAREHOLDERS' MEETING

MANUFACTURAS DE PAPEL C.A. MANPA S.A.C.A.

MARCH 17, 2005

Caracas, February 25, 2005

REPORT SUBMITTED BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL C.A. MANPA S.A.C.A. TO THE GENERAL SHAREHOLDER'S MEETING CORRESPONDING TO THE FISCAL YEAR FROM JANUARY THE 1ST TO DECEMBER 31ST, 2004

Dear Shareholders:

Below please find the Management Report corresponding to the fiscal year ending at December 31, 200 in order to submit it to your consideration.

During the year 2004, the Venezuelan economy registered a 17.3% growth compared to the year 2003 according to the figures presented by the Venezuelan Central Bank. This growth was boosted by a strong and aggressive expansion tax policy by the national government in view of the favorable development of the Venezuelan oil prices in


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

In this financial scenario, the total volume of company paper sales increased 19.38% when going from 120.203 MT in the year 2003 to 143,499 MT in the year 2004 as a consequence of the increase registered both in the national sales and the export sales. This sales effort has been made although the prices of hygienic paper products have been kept unaltered since January 200, thus impacting the profitability of that Division which represents 36% of the total company business volume. The factors influencing the profitability of the Hygienic Paper Division has been mainly the change of the exchange rate from Bs.1,600.00/US$1.00 to Bs.192.00/US$1.00 and the accumulated inflation of 47.20% in the period from January 200 to December 2004. This situation has brought about a capital investments standstill in that Division.

Another problem we had to face was the delay in receiving the foreign exchange to import raw materials, which results in a delay in paying our foreign suppliers.

During the fiscal year ended at December 31, 2004 the company had a net income adjusted for the effects of inflation amounting to Bs.47,148 million whereas the net income, stated in nominal bolivars, amounted to Bs.69,022 million. Net sales in bolivars adjusted for inflation at December 31, 2004 amounted to Bs.417,142 million, which compared to the sales of the year 2003 amounting to Bs.367,669 million represents an increase of 13.45% in real terms. Net sales in nominal bolivars amounted to Bs.390,007 million during the fiscal year 2004 and to Bs.287,020 million for the year 2003, which represents an increase of Bs.102,987 million equivalent to 37.88%.

In 2004, the company made capital investments in nominal bolivars amounting to more than Bs.17,931 million which were mainly aimed at purchasing machinery to modernize the conversion areas as well as equipment and industrial spare parts to maintain and optimize production processes.

According to the traditional dividends policy the company decreed at the General Shareholder's Meeting held in March 2004 an ordinary dividend of Bs.6 per each share comprising the capital stock of the company, equivalent to Bs.13,764 million. Likewise, in October of the same year, the General Shareholder's Meeting agreed to decree an

The Annual Training Plan was carried out in order to improve and to strengthen our human resources in areas such as: company management, professionals, techniques and industrial safety which resulted in an investment of 39,577 hours/men.

We would like to inform you that in order to meet Resolution No.19-1-2005 dated February 2, 2005 issued by the National Securities and Exchange Commission, the Board of Directors of Manufacturas de Papel C.A. MANPA S.A.C.A. created the Audit Committee, which is made up mainly by Independent Directors according to the criteria included in the Aforementioned Resolution.

The Board of Directors thus submits the most outstanding events of the fiscal year ended at December 31, 2004 and is willing to thank all the effort and commitment of personnel that cooperate to achieve the company objectives.

By submitting this Management Report and the Report by the Statutory Auditor, the Balance Sheet and the Audited Profit ad Loss Statement for the fiscal year from January 1st to December 31st, 2004 prepared in compliance with the accounting principles generally accepted in values restated in constant currency is submitted to the consideration of the Shareholders' Meeting.

Sincerely,

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.

Translator's Note:

At the upper right margin of the first page originally written in Spanish there is a wet seal that reads as follows: "National Securities ad Exchange Commission. 2005 March 18 PM 4:22. FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April 4th, 2005.

REPUBLICA DE VENEZUELA INTERPRETE



ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

MANUFACTURAS DE PAPEL C.A. MANPA S.A.C.A.

17 DE MARZO DE 2.005



Caracas, 25 de febrero de 2.005

INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE MANUFACTURAS DE PAPEL C.A. MANPA S.A.C.A. A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS, CORRESPONDIENTE AL EJERCICIO COMPRENDIDO ENTRE EL 1° DE ENERO Y EL 31 DE DICIEMBRE DE 2.004.

Señores Accionistas:

A continuación nos es grato presentarles el Informe de Gestión correspondiente al ejercicio finalizado el 31 de diciembre de 2.004 con la finalidad de someterlo a su consideración.

En el año 2004, la economía venezolana registró un crecimiento de 17,3% con respecto al año 2003, de acuerdo con las cifras presentadas por el Banco Central de Venezuela. Este crecimiento estuvo impulsado por una fuerte y agresiva política fiscal de carácter expansivo, por parte del gobierno nacional, ante el favorable desenvolvimiento de los precios del petróleo venezolano en los mercados internacionales.

Bajo este escenario económico, el volumen total de ventas de papel de la empresa aumentó en un 19,38%, al pasar de 120.203 TM en el año 2003 a 143.499 TM en el año 2004, debido al incremento registrado tanto en las ventas nacionales como de exportación. Este esfuerzo a nivel de ventas se ha realizado

a pesar de que el precio de los productos de papel higiénico se ha mantenido sin modificación desde el mes de enero de 2003, afectando la rentabilidad de esa División la cual representa el 36% del volumen total de negocios de la compañía. Los factores que han incidido en la rentabilidad de la División Higiénicos han sido primordialmente la modificación de la tasa de cambio de Bs.1.600,00 / US$1,00 a Bs. 1920,00 / US$1,00 y la inflación acumulada de 47,20% en el período entre enero de 2003 y diciembre de 2004. Esta situación ha traido como consecuencia una paralización de las inversiones de capital en esa División.

Otro de los problemas con el cual tuvimos que enfrentarnos fue el retraso en la entrega de divisas para la importación de materias primas lo que significa un retraso en el pago a nuestros proveedores extranjeros.

Durante el ejercicio finalizado el 31 de diciembre de 2004, la empresa obtuvo una utilidad neta ajustada por inflación de Bs.47.148 millones, mientras que la utilidad neta, expresada en bolívares nominales, fue de Bs.69.022 millones. Las ventas netas en términos de bolívares ajustados por inflación al 31 de diciembre de 2004 alcanzaron la cantidad de Bs.417.152 millones, lo cual comparado con las ventas del año 2003, de Bs.367.669 millones, representa un incremento de 13,45% en términos reales. En bolívares nominales las ventas netas fueron de Bs.390.007 millones en el ejercicio 2004 y de Bs.287.020 millones en el año 2003 lo que significa un incremento de Bs.102.987 millones equivalentes a un 37,88%.

La compañía realizó, durante el año 2004, inversiones de capital en bolívares nominales por un monto superior a Bs.17.931 millones y estuvieron básicamente dirigidas a la adquisición de maquinaria para la modernización de las áreas de

conversión así como de equipos y repuestos industriales para el mantenimiento y la optimización de los procesos productivos.

Siguiendo con la tradicional política de dividendos la compañía decretó en la Asamblea General Ordinaria de Accionistas celebrada en el mes de marzo de 2004, un dividendo ordinario de Bs.6 por cada acción que conforman el capital social de la compañía, equivalentes a Bs.13.764 millones. Igualmente en el mes de octubre del mismo año, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs.5 por cada acción que conforman el capital social de la empresa. El total de dividendos repartidos durante el ejercicio 2004 fue de Bs.25.234 millones.

Con la finalidad de mejorar y fortalecer nuestro recurso humano en las áreas gerenciales, profesionales, técnicas y de seguridad industrial la empresa llevó a cabo su Plan Anual de Adiestramiento en el cual se invirtieron un total de 39.577 horas/hombre.

Queremos informarles que a los fines de adecuarse a la resolución N° 19-1-2005 de fecha 2 de febrero de 2005, emitida por la Comisión Nacional de Valores en lo que respecta a los principios de Gobierno Corporativo, la Junta Directiva de Manufacturas de Papel C.A. MANPA S.A.C.A. estableció el Comité de Auditoría, el cual está conformado en su mayoría por Directores Independientes de acuerdo a los criterios contenidos en la Resolución antes mencionada.

La Junta Directiva presenta así los hechos mas resaltantes ocurridos durante el ejercicio terminado el 31 de diciembre de 2004 y desea agradecer a todo su

personal quienes con su esfuerzo y empeño contribuyeron a los logros obtenidos por la empresa.

Con la presentación de este Informe de Gestión y el Informe del Comisario, se somete a la consideración de la Asamblea, el Balance General y el Estado de Ganancias y Pérdidas Auditado para el ejercicio económico comprendido entre el 1° de Enero y el 31 de Diciembre de 2.004, elaborados de acuerdo a las normas de contabilidad de aceptación general en valores reexpresados en moneda constante.

Atentamente,

Lic. Carlos E. Delfino T.

Presidente de la Junta Directiva

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety-Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: That a document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------------

[Letterhead of MANPA]

REPORT BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. ABOUT COMPLIANCE WITH THE CORPORATE MANAGEMENT PRINCIPLES ADOPTED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

In order to comply with Resolution No.19-1-2005 by the National Securities and Exchange Commission as of February 2, 2005 published in Official Gazette of the Bolivarian Republic of Venezuela No.38129 as of February 17, 2005 the company Board of Directors submits to the General Shareholder's Meeting this report about the extent of compliance of the corporate management principles adopted by the National Securities and Exchange Commission to which the aforementioned Resolution is contracted.

Independent Directors of the Board of Directors

The Board of Directors in its meeting dated February 18, 2005 reviewed the assumptions set forth in the aforementioned Resolution determining that 18 out of 22 Directors part of the Board of Directors of Manufacturas de Papel, C.A. (MANPA)

established in the aforementioned Resolution, broadly exceeding the number of Independent Directors required.

In order to comply with the proper transparency and disclosure of this matter, we attach hereto summary of curriculum vitae of Directors part of the Board of Directors.

Audit Committee

The Audit Committee of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. mainly includes Independent Directors according to the criteria for independence of Directors included in the aforementioned Resolution.

The Audit Committee in compliance with the Resolution about Corporate Management Principles is empowered to and carried out the following:

1. To prior know the company financial statements;
2. To assist the Board of Directors in regard to implementing the necessary measures to preserve the integrity of the company financial situation;
3. To cooperate with the Board of Directors in supervising the activity of the Internal and External Audit;
4. To know and analyze the content of the management letter in order to provide the recommendations deemed necessary.

In view of the foregoing, the Board of Directors can assure that Manufacturas de Papel, C.A. (MANPA) S.A.C.A. complies with the corporate management principles adopted by the National Securities and Exchange Commission.

Translator's Note:

At the upper right margin of the document originally written in Spanish there is a wet seal that reads as follows: "National Securities ad Exchange Commission. 2005 March 18 PM 4:22. FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April 24th, 2005.

...CA DE VENEZUE...




2005 MAR 18 PM 4:22
RECIBIDO

INFORME DE LA JUNTA DIRECTIVA DE MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A SOBRE CUMPLIMIENTO DE LOS PRINCIPIOS DE GOBIERNO CORPORATIVO ADOPTADOS POR LA COMISION NACIONAL DE VALORES

A los fines de dar cumplimiento a la Resolución N° 19-1-2005 de la Comisión Nacional de Valores de fecha 2 de febrero de 2005, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.129, de fecha 17 de febrero de 2005, la Junta Directiva de la compañía rinde a la Asamblea Ordinaria de Accionistas el presente informe sobre el grado de cumplimiento de los principios de gobierno corporativo adoptados por la Comisión Nacional de Valores a que se contrae la referida Resolución.

Directores Independientes de la Junta Directiva

La Junta Directiva en su sesión de fecha 18 de febrero de 2005 examinó los supuestos establecidos en la referida Resolución determinando que 18 de los 22 Directores que conforman la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., son independientes, de acuerdo a los criterios sobre independencia de los Directores establecidos en la referida Resolución, superándose ampliamente el número de Directores Independientes requeridos.

Con el objeto de cumplir con la adecuada transparencia y divulgación en esta materia, adjuntamos resumen curricular de los Directores que conforman la Junta Directiva.

Comité de Auditoría

El Comité de Auditoría de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. está conformado en su mayoría por Directores Independientes, de acuerdo a los criterios sobre independencia de los Directores contenidos en la señalada Resolución.

El Comité de Auditoría de acuerdo con la Resolución sobre Principios de Gobierno Corporativo tiene y ejerce las siguientes responsabilidades:

1. Conocer previamente los estados financieros de la Sociedad;
2. Asistir a la Junta Directiva en cuanto a la implementación de las medidas necesarias para preservar la integridad de la información financiera de la Sociedad;
3. Colaborar con la Junta Directiva en la supervisión de la actividad de la Auditoría Interna y Externa; y,
4. Conocer y analizar el contenido de la carta de gerencia con el fin de realizar las recomendaciones que estime necesario.

Visto lo anterior, la Junta Directiva puede afirmar que MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. cumple con los principios de gobierno corporativo adoptados por la Comisión Nacional de Valores.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, March 17, 2005.

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Pursuant to the provisions set forth in Resolution No.110-2004 as of August 11, 2004 published in Official Gazette No.38007 as of August 24, 2004 we address you to inform you that the Board of Directors, in its meeting No.929 of the same date, in compliance with authorization granted by the General Shareholders' Meeting dated March 17, 2005 agreed to set the registry date and payment date of ordinary cash dividend to Ten Bolivars (Bs.10.00) per share, which will be payable on April 5, 2005 (effective date of registry with benefit) to those shareholders registered on March 29, 2005 (limit date of transaction with benefit).

The notice of the dividend will be published in one (1) newspaper pf daily circulation on March 19, 2005.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.



President. --

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.929 as of March 17, 2005 decided to establish as registry date and payment date of dividends, complying with the provisions approved as of March 17, 2005 in the General Shareholders' Meeting that decreed an ordinary cash dividend of ten bolivars (Bs.10.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004 in favor of shareholders registered the fifth business day following publication of the notice in one (1) newspaper of major national circulation, that is, on March 29, 2005 (limit date of transaction with benefit) payable the fifth business day from April 5, 2005 (effective date of registration with benefit).

Dividends will be paid at the office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaito.

The present publication is made in compliance with the provisions set forth in Resolution No.110-2004 as of August 11, 2004 published in Official Gazette No.38007 as of August 24, 2004.

Caracas, March 19, 2005 (signed) Illegible.

Translator's Note:

At the upper right margin of each of the pages originally written in Spanish there is a wet seal that reads as follows: "National Securities ad Exchange Commission. 2005 March

18 PM 4:12. FILE RECEIVED." --

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April 24th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 17 de marzo de 2005

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

De conformidad con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en la Gaceta Oficial N° 38.007 del 24 de agosto de 2004, nos dirigimos a ustedes en la oportunidad de notificarles que la Junta Directiva en su reunión N° 929 de esta misma fecha, de acuerdo con la autorización otorgada por la Asamblea General Ordinaria de Accionistas de fecha 17 de marzo de 2005, resolvió fijar las fechas de registro y pago del dividendo ordinario de Diez Bolívares (Bs. 10,oo) por acción, el cual será pagadero el 5 de abril de 2005 (fecha efectiva de registro del beneficio) a aquellos accionistas registrados el 29 de marzo de 2005 (fecha límite de transacción con beneficio).

El aviso del dividendo será publicado en un (1) diario de circulación nacional el 19 de marzo de 2005.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 929 de fecha 17 de marzo de 2005 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 17 de marzo de 2005 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Diez Bolívares (Bs. 10,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado al 31 de diciembre de 2004, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 29 de marzo de 2005 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 5 de abril de 2005 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004

Caracas, 19 de marzo de 2005


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

Caracas, February 24, 2005.

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present

Dear sirs:

As statutory auditors of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates appointed by the General Shareholders' Meeting as of April 25, 2003 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and its affiliates at December 31, 2004 and the Consolidated Income Statement for the period from January the 1st and December 31st, 2004.

Our assessment included the analysis of the Financial Statements, periodical interviews with the company executives and other procedures we deem necessary according to the circumstances. We also reviewed the Consolidated Balance Sheet, the Statements related to Results, Movements in Equity accounts and Cash Flows of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and its affiliates, according to the report by the External Audits of the company as of February 14, 2005 which need to be considered together with this report


DE VENEZUELA
INTERPRETE

31, 2004 and the results of its operations and cash flows for the years ended at that date, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities and Exchange Commission.

We thus comply with the task entrusted and thank you for your confidence.

Sincerely,

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor.

Administration College 12915

Claudia Valencia (signed) Illegible.

Main Statutory Auditor.

Administration College 35909 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2004

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand bolivars)

	2004
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	23,142,558
Bills and accounts receivable, net	80,294,402
Advances to suppliers and others	4,813,668
Inventories –net	42,434,480
Expenses paid in advance	885,614
Other current assets – net	10,325,755
Total current assets	161,896,477
LONG-TERM SPARE PARTS INVENTORY	6,587,480
INVESTMENTS IN AFFILIATES – Net	4,020,200


DE VENEZUELA
INTERPRETE
PUBLICO

TOTAL	650,198,407
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Promissory notes and bank overdrafts	12,800,000
Leaseback agreements	561,914
Obligations and commercial papers	2,937,900
Documents payable	2,486,040
Accounts payable	36,238,540
Dividends payable	4,145,728
Accrued expenses payable	8,213,985
Taxes payable	3,573,156
Deferred income tax	6,750,000
Total current liabilities	77,707,263
PROVISION FOR SENIORITY PAYMENT	9,691,114
OTHER LIABILITIES AND DIFFERED CREDITS	416,821
Total liabilities	87,815,198
MINORITY INTERESTS	1,712,875
SHAREHOLDERS' EQUITY	
Capital stock 2,294,009,424 common shares of Bs.10 each	138,392,080
Net updated balance of retained earnings	237,687,216
Accumulated result from translation from foreign affiliate	(87,124)
Retained earnings:	
Legal reserve	13,839,207
Undistributed	48,272,423
Result from holding non-monetary assets	122,566,532
Total shareholders' equity	560,670,334
TOTAL	650,198,407


DE VENEZUELA
PUBLICO

Administration College 12915

Claudia Valencia (signed) Illegible.

Main Statutory Auditor.

Administration College 35909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER 31, 2004

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand bolivars except Net income per share)

	2004
NET SALES	417,151,665
SALES COST	290,986,976
GROSS INCOME	126,164,689
SALES EXPENSES	30,507,190
OVERHEADS AND ADMINISTRATIVE EXPENSES	17,687,956
	48,195,146
OPERATING INCOME	77,969,543
OTHER INCOME (DISBURSEMENTS):	
Provision for investments	3,005,275
Loss from operations with securities	(7,945,773)
Net loss from hedge agreement in foreign currency	(417,348)
Income from selling assets	47,023
Bank debit tax	(3,329,929)
Others –net	109,478
	(8,531,274)
INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(3,235,011)
Interests on temporary investments	466,638

	(2,208,669)
INCOME BEFORE TAXES	67,229,600
TAX PROVISION	
Income tax	16,165,082
INCOME BEFORE PARTICIPATION IN THE RESULTS FROM SUBSIDIARIES AND AFFILIATE	51,064,518
PARTICIPATION IN RESULTS FROM SUBSIDIARIES AND AFFILIATES	(3,534,010)
INCOME BEFORE MINORITY INTERESTS	47,530,508
MINORITY INTERESTS	(382,442)
NET INCOME	47,148,066
NET INCOME PER SHARE (2,294,009,424 average shares)	20.55

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor.

Administration College 12915

Claudia Valencia (signed) Illegible.

Main Statutory Auditor.

Administration College 35909

Translator's Note:

At the upper right margin of each of the first two pages originally written in Spanish there is a wet seal that reads as follows: "National Securities ad Exchange Commission. 2005 March 18 PM 4:22. FILE RECEIVED." --

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April 24th, 2005.


REPUBLICA DE VENEZUELA

Caracas, 24 de Febrero de 2005.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 25 de abril de 2003, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2004 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2004.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 14 de febrero de 2005, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2004, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Claudia Valencia
Comisario Principal
C.Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2004
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en Miles de Bolívares)

ACTIVO	**2004**
ACTIVO CIRCULANTE:	
Efectivo y equivalentes de efectivo	23.142.558
Efectos y cuentas por cobrar - neto	80.294.402
Anticipos a proveedores y otros	4.813.668
Inventarios - neto	42.434.480
Gastos pagados por anticipado	885.614
Otros activos circulantes - neto	10.325.755
Total activo circulante	161.896.477
INVENTARIO DE REPUESTOS A LARGO PLAZO	6.587.480
INVERSIONES EN AFILIADAS - Neto	4.020.200
PROPIEDADES, PLANTA Y EQUIPO - Neto	476.304.208
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.390.042
TOTAL	650.198.407
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	12.800.000
Contratos de venta con arrendamiento posterior	561.914
Obligaciones y papeles comerciales	2.937.900
Documentos por pagar	2.486.040
Cuentas por pagar	36.238.540
Dividendos por pagar	4.145.728
Gastos acumulados por pagar	8.213.985
Impuestos por pagar	3.573.156
Impuestos sobre la renta diferido	6.750.000
Total pasivo circulante	77.707.263
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	9.691.114
OTROS PASIVOS Y CREDITOS DIFERIDOS	416.821
Total pasivo	87.815.198
INTERESES MINORITARIOS	1.712.875
PATRIMONIO	
Capital Social, 2.294.009.424 acciones comunes de Bs. 10 cada una	138.392.080
Saldo neto actualizado de utilidades retenidas	237.687.216
Resultado acumulado por traducción de filial extranjera	(87.124)
Utilidades retenidas:	
Reserva Legal	13.839.207
No distribuidas	48.272.423
Resultado por tenencia de activos no monetarios	122.566.532
Total patrimonio	560.670.334
TOTAL	650.198.407

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia

Claudia Valencia
Comisario Principal
C. Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2004
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	2004
VENTAS NETAS	417.151.665
COSTO DE VENTAS	290.986.976
UTILIDAD BRUTA	126.164.689
GASTOS DE VENTAS	30.507.190
GASTOS GENERALES Y ADMINISTRATIVOS	17.687.956
	48.195.146
UTILIDAD EN OPERACIONES	77.969.543
OTROS INGRESOS (EGRESOS):	
Provisión para inversiones	3.005.275
Pérdida en operaciones con títulos valores	(7.945.773)
Pérdida neta en contrato de cobertura en moneda extranjera	(417.348)
Utilidad en venta de activos	47.023
Impuesto al débito bancario	(3.329.929)
Otros - neto	109.478
	(8.531.274)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(3.235.011)
Intereses sobre inversiones temporales	466.638
Diferencias en cambio - neto	3.425.910
Resultado monetario del ejercicio (REME)	(2.866.206)
	(2.208.669)
UTILIDAD ANTES DE IMPUESTOS	67.229.600
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	16.165.082
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	51.064.518
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(3.534.010)
UTILIDAD ANTES DE INTERESES MINORITARIOS	47.530.508
INTERESES MINORITARIOS	(382.442)
UTILIDAD NETA	47.148.066
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	20,55

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety-Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: That a document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------------

Main Directors:

CARLOS DELFINO T. – Chairman of the Board of Directors

Bachelor of Administrative Sciences; Second Vice-President of Corporación Industrial de Energía, C.A.; Assistant Director of Turboven Company; Assistant Director of Turbogeneradores Maracay, C.A.; Assistant Director of Turbogeneradores de Venezuela, C.A.; Director of C.A. Fábrica Nacional de Cementos; Director of Cementos Táchira, C.A.; Executive President of Inmuebles y Valores 231107, S.A.; Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A. Cementos Táchira; and Former President of Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO – Main Director

Bachelor of Administration; Executive President of Agroindustrial y Agropecuaria Mandioca, C.A. Second Vice-President of Inmuebles y Valores 231107, S.A.; and



ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director

Lawyer graduated from Universidad Católica Andrés Bello, with Postgraduate from the same university ad in the University of Michigan, the United States of America; Main Partner of the Law Firm Tinoco, Travieso, Planchart & Nuñez; President of Hamburg Süd de Venezuela, C.A. and of Grupo Emboca, C.A.; Main Director of the Board of Directors of Mercantil Servicios Financieros, C.A. ad of Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, S.A., Tapas Corona, S.A., Ars Publicidad, C.A., Venancham; President of the Venezuelan Association of Financial Law and; Member of the Venezuelan Association of Tax Law, of the International Bar Association and of the International Academy State & Trust.

ALFREDO GÓMEZ RUIZ – Main Director

Bachelor of Finance and Banking; Main Director of Corporación Industrial de Energía, C.A., S.A.C.A.; President of Distribuidora Universal KIA, President of Bavariam Motors, C.A., Director of Bolívar Banco Universal, Director of Transporte de Valores, Transban, Director of the Cámara de Compensaciones de Opciones y Futuros de Venezuela, C.A. (CACOFV) (Venezuelan Clearing Chamber of Options and Future), Director of Fundación Carlos Delfino, Director of Organización Axxa, C.A., Director of BBO Servicios Financieros; Director of BBO Casa de Bolsa; Executive Member of Fondo de Valores Inmobiliario, Former President of Banco de Inversión Bancaracas, Former Director of Banco Caracas, Former Director of Consórcio Inversionista Bancaracas, Former Director of Banco Mercantil, C.A., S.A.C.A. and Former Director of Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A.

ARNALDO AÑEZ DELFINO – Main Director

Bachelor of Administration, Managing Director of Proyectos y Realización de Empresas, C.A., Consulting Director of real state companies, former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay; and Former Director of Corporación Industrial de Energía, C.A.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH K. HERNANDEZ MORA

ELENA DELFINO P. – Main Director

Lawyer, Acting Director of Corporación Industrial de Energía C.A., Former Director of Corporación Forestal Imataca, C.A., and Former Director of Aserradero Venwood C.A.

ALICIA PAPARONI M. – Main Director

Surgeon with a major in Pediatrics and Director of Corporación Industrial de Energía, C.A.

CARLOS H. PAPARONI – Second Vice-President of the Board of Directors

Lawyer; Caimán of the Board of Directors of Inmuebles y Valores 231107, S.A.; Director of Corporación Industrial de Energía, C.A.

NELSON ISAMIT – Main Director

Industrial Engineer, Statistics Control Analyst, Postgraduate studies at the Instituto Tecnológico y de Estudios Superiores de Monterrey (Mexico), Former Plant Manager of Autopartes Nacionales (Autoparna) (1983-2003), and Main Director of Corporación Industrial de Energía, C.A.

CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors

Civil Engineer; Master in Civil Engineering; Master in Industrial Engineering; PhD-Standford in Industrial Engineering; Executive President and Director of Corporación Industrial de Energía C.A.; First Vice-President of Inmuebles y Valores 231107, S.A.; Director of C.A. Fábrica Nacional de Cementos, Director of Cementos Táchira, C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A. and Main Director of Turbogeneradores de Venezuela, C.A.

JULIO BUSTAMANTE – Main Director

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas; of Althogar, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Developer of the Centro de Estudios Los Caminos, Director of Arrocera Piedras Blancas, C.A., Former President and member of


INTERPRETE
PUBLICO

Acting Directors:

ALBERTO DELFINO T – Acting Director

Bachelor of Business Administration and Marketing; Acting Director of Corporación Industrial de Energía, C.A.; and Acting Director of Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M – Acting Director

Bachelor of Business Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and of Transporte Transbk, C.A.; Acting Director of Corporación Industrial de Energía C.A. and Acting Director of Inmuebles y Valores 231107, S.A.

ARMANDO MARTÍNEZ M – Acting Director

Civil Engineer; Master Operations Research-Cornell, Master Decisions Analysis-Stanford, PhD Engineering Management-Stanford, Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay, C.A., Acting Director of Turbogeneradores de Venezuela, C.A., General Manager of Soltuca, Director of Corporación Industrial de Energía C.A. and of industrial companies.

GUILLERMO SALAS DELFINO – Acting Director

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.)

MIGUEL ENRIQUE CARPIO DELFINO – Acting Director

Architect; Founder of Instituto de Arquitectura Urbana; Member of the Directing Council of the Instituto de Arquitectura Urbana; Acting Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A.; and former Professor of Universidad Simón Bolívar.

CARLOS SOTO RIVERA – Acting Director

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A.; and Former First Vice-President of Corporación Industrial de Energía C.A.

ALEJANDRO DELFINO T – Acting Director


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

Main Director of Turboven Company Inc.; Main Director of Turbogeneradores Maracay, C.A., Main Director of Turbogeneradores de Venezuela, C.A., Former Director of the Industrial Chamber of Caracas; and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI – Acting Director

Architect and Insurance Broker; Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay, C.A., Acting Director of Turbogeneradores de Venezuela, C.A., General Managing Director of Constructora Tramontana, C.A., Managing Director of Promociones Cateto, S.A., Managing Director of Inmobiliaria Ara, S.A., Managing Director of Inversiones 9861680, C.A., Managing Director of Inversiones Veiqueve, S.A., President of Representaciones Cats 2000, C.A., Acting Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A., Director of Fundación Carlos Delfino, Former Vice-President of Adriática de Seguros, C.A.; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA); Former President of Inmobiliaria Driavena, C.A.; Former General Manager of C.A. Fábrica de Papel de Maracay; and Former Member of the Board of Directors of Corimon.

FERNANDO MICALE S. – Acting Director

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar.

GUSTAVO PAPARONI SANCHEZ – Acting Director

Bachelor of Business Administration; Director of Constructora Tramontina, C.A., Director of Promociones Cateto, S.A., Director of Inmobiliaria Ara, S.A., Director of Inversiones Veiqueve, S.A., Vice-President of Representaciones Cats 2000, C.A., Director of Grupo Triveca, Director of Grupo Mandarin 18, C.A.; Acting Director of Inmuebles y Valores 231107, C.A.; Acting Director of Corporación Industrial de Energía C.A. S.A.C.A., C.A

ÁNGEL JESÚS RAMÍREZ ORTIZ – Acting Director

Lawyer; Former Director of C.A. Fábrica Nacional de Cementos; Former Acting Director of C.A. Cementos Táchira; Director of Turbogeneradores Venezuela, C.A.; Former Acting Director of Turbogeneradores Maracay, C.A.; Former President of Asociación Venezolana de Productores de Cemento (AVPC); Former Director of Corporación Industrial de Energía, C.A.; and Director of industrial and financial companies.

Translator's Note:

At the upper right margin of the first page originally written in Spanish there is a wet seal that reads as follows: "National Securities ad Exchange Commission. 2005 March 18 PM 4:22. FILE RECEIVED." --

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April 24th, 2005.



JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR




MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

<u>**Directores Principales:**</u>

CARLOS DELFINO T. - Presidente de la Junta Directiva

Licenciado en Ciencias Administrativas, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Presidente Ejecutivo de Inmuebles y Valores 231107, S.A., Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Ex-Presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de C.A. Cementos Táchira y Ex-Presidente de la Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO - Director Principal

Licenciado en Administración, Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A., Segundo Vice-Presidente de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A.

ALFREDO EDUARDO TRAVIESO PASSIOS- Director Principal

Abogado egresado de la Universidad Católica Andrés Bello, con Post-Grado en la misma Universidad y en la Universidad de Michigan, Estados Unidos de América. Socio Principal del Escritorio Tinoco, Travieso, Planchart & Núñez; Presidente de Hamburg Süd de Venezuela, C.A. y del Grupo Emboca, C.A.; Director Principal de las Juntas Directivas de Mercantil Servicios Financieros, C.A. y del Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A., Ars Publicidad, C.A.,



Venamcham; Presidente de la Asociación Venezolana de Derecho Financiero y; Miembro de la Asociación Venezolana de Derecho Tributario, del Internacional Bar Association y del International Academy State & Trust.

ALFREDO GOMEZ RUIZ - Director Principal

Licenciado en Finanzas y Banca, Director Principal de Corporación Industrial de Energía, C.A., S.A.C.A., Presidente de Distribuidora Universal KIA, Presidente de Bavariam Motors, C.A., Director de Bolívar Banco Universal, Director de Transporte de Valores Transban, Director de la Cámara de Compensaciones de Opciones y Futuros de Venezuela, C.A. (CACOFV), Director de la Fundación Carlos Delfino, Director de Organización Axxa, C.A., Director de BBO Servicios Financieros, Director de BBO Casa de Bolsa, Miembro Ejecutivo del Fondo de Valores Inmobiliarios, Ex-Presidente del Banco de Inversión Bancaracas, Ex-Director del Banco Caracas, Ex-Director del Consorcio Inversionista Bancaracas, Ex-Director del Banco Mercantil, C.A., S.A.C.A. y Ex-Director del Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A.

ARNALDO AÑEZ DELFINO - Director Principal

Licenciado en Ciencias Administrativas, Director Gerente de Proyectos y Realización de Empresas, C.A., Director Asesor de Empresas Inmobiliarias, Ex-Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay y Ex-Director de Corporación Industrial de Energía C.A.

ELENA DELFINO P.- Director Principal

Abogado, Director Suplente de Corporación Industrial de Energía C.A., Ex-Director de Corporación Forestal Imataca C.A. y Ex-Director de Aserradero Venwood C.A.,



ALICIA MARIELA PAPARONI M. - Director Principal

Médico Cirujano con especialidad en Pediatría y Director de Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI - Segundo Vicepresidente de la Junta Directiva

Abogado, Presidente de la Junta Directiva de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A.

NELSON ISAMIT – Director Principal

Ingeniero Industrial, Analista de Control Estadístico, Post-Grado en el Instituto Tecnológico y de Estudios Superiores de Monterrey (México), Ex-Gerente de Planta en Autopartes Nacionales (Autoparna) (1983-2003) y Director Principal de Corporación Industrial de Energía, C.A.

CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva

Ingeniero Civil, Master en Ingeniería Civil, Master en Ingeniería Industrial, PHD-Stanford en Ingeniería Industrial, Presidente Ejecutivo y Director de Corporación Industrial de Energía C.A., Primer Vice-Presidente de Inmuebles y Valores 231107, S.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A. y Director Principal de Turbogeneradores de Venezuela, C.A.,

JULIO BUSTAMANTE - Director Principal

Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, de Althogar, C.A., Promotor y Director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director Principal de Inmuebles y Valores 231107 S.A., Promotor del Centro de Estudios Los Caminos, Director de Arrocera Piedras Blancas, C.A., Ex-Presidente y Miembro de la Directiva de la



Sociedad de Ganaderos de Portuguesa y Ex-Director de la Federación Nacional de Ganaderos de Venezuela.

<u>Directores Suplentes:</u>

ALBERTO DELFINO T - Director Suplente

Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M - Director Suplente

Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A., Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

ARMANDO MARTINEZ M. - Director Suplente

Ingeniero Civil, Master Operations Research- Cornell, Master Decisions Analisys-Stanford, PHD Enginering Management-Stanford, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Gerente General de Soltuca, Director de Corporación Industrial de Energía, C.A. y de empresas industriales.

GUILLERMO SALAS DELFINO - Director Suplente

Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)



MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente

Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro del Consejo Directivo del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco Exterior, C.A., Miembro de la Junta Directiva de la Fundación de la Vivienda Popular, Ex-Director de Corporación Industrial de Energía C.A. y Ex-Profesor de la Universidad Simón Bolívar.

CARLOS SOTO RIVERA - Director Suplente

Médico Radiólogo, Director del Hospital de Clínicas Caracas, Director de Inmuebles y Valores 231107, S.A. y Ex-Primer Vicepresidente de Corporación Industrial de Energía C.A.

ALEJANDRO DELFINO T - Director Suplente

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M - Director Suplente

Arquitecto y Corredor de Seguros, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director Gerente General de Constructora Tramontana, C.A., Director Gerente de Promociones Cateto, S.A., Director Gerente de Inmobiliaria Ara, S.A., Director Gerente de Inversiones 9861680, C.A., Director Gerente Inversiones Veiqueve, S.A., Presidente de Representaciones Cats 2000, C.A., Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A., Director de Inmuebles y Valores 231107, S.A.,



Director de la Fundación Carlos Delfino, Ex-Vicepresidente de Adriática de Seguros, C.A., Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Ex-Presidente de Inmobiliaria Driavena, C.A., Ex-Gerente General de C.A. Fábrica de Papel de Maracay y Ex-Miembro de la Junta Interventora de Corimón.

FERNANDO MICALE S. - Director Suplente

Arquitecto, Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A., Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ- Director Suplente

Administrador de Empresas, Director Constructora Tramontana, C.A., Director de Promociones Cateto, S.A., Director de Inmobiliaria Ara, S.A., Director Inversiones Veiqueve, S.A., Vice-Presidente de Representaciones Cats 2000, C.A., Director del Grupo Triveca, Director del Grupo Mandarín 18, C.A., Director Suplente de Inmuebles y Valores 231107, S.A. y Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A.

ANGEL JESUS RAMIREZ ORTIZ- Director Suplente

Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director Suplente de C.A. Cementos Táchira, Ex-Director de Turbogeneradores Venezuela, C.A., Ex-Director Suplente de Turbogeneradores Maracay, C.A., Ex-Presidente de la Asociación Venezolana de Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A. y Director de Empresas Industriales y Financieras.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, April 12, 2005

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Attached hereto please find the documents detailed herein below, corresponding to the General Shareholders' Meeting of this company held o March 17, 2005:

- Newspaper ad of the notification for the Shareholders' Meeting published in two (2) newspapers of major national circulation.
- Newspaper ad of payment or ordinary cash dividend amounting to Bs.10.00 per share, published in one (1) newspaper of national circulation.
- Commercial Registry of the Shareholders' Meeting held on March 17, 2005 and of the Board of Directors that set both the registry date and payment date.

We do hereby make this participation in compliance with the provisions set forth in Ordinal 2^0 and 3^0 of Article 5^0 of the "Standards Related to Periodical or Occasional Information to Be Submitted by People Subject to Control by the National Securities and Exchange Commission."

Likewise, we do hereby inform you that this company in such General Shareholder's Meeting agreed to continue as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double the Capital Subscribed and Paid in, that is to FORTY-FIVE THOUSAND EIGHT HUNDRED EIGHTY MILLION ONE HUNDRED EIGHTY-EIGHT THOUSAND FOUR HUNDRED EIGHTY BOLIVARS (Bs.45,880,188,480.00).

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Caros E. Delfino T. (signed) Illegible.

President.--

EL NACIONAL. Established in 1943 Caracas – Venezuela. Saturday, March 12, 2005 Legal Deposit PP 194301 DF Year LXII No.22102. -------------

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 11:00 a.m., on March 17, 2005** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2004 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the members of the Statutory Auditors and their replacements and set their remuneration.
3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double the Capital Subscribed and Paid-in.

4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.
5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$) on a year-basis. If the project is approved, considering and resolving about the appointment and remuneration of the temporary representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.
6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors setting the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the short lists of the Statutory Auditors, the dividend proposal and other documents related herein have been at their disposal at the company premises from February 25, 2005.

Caracas, March 12, 2005.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.--

EL UNIVERSAL National Journalism Award, Mention Design. SND Prize to Excellence. International Prize of Infogrhaph "Malofiej" 2004. Saturday, March 12, 2005. Caracas, Venezuela – Year XCV – No.34367 – Legal Deposit PP-I9090IDF43

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.



Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 11:00 a.m., on March 17, 2005** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2004 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the members of the Statutory Auditors and their replacements and set their remuneration.
3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double the Capital Subscribed and Paid-in.
4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.
5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$) on a year-basis. If the project is approved, considering and resolving about the appointment and remuneration of the temporary representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.



6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors setting the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the short lists of the Statutory Auditors, the dividend proposal and other documents related herein have been at their disposal at the company premises from February 25, 2005.

Caracas, March 12, 2005.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.---

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.929 as of March 17, 2005 decided to establish as registry date and payment date of dividends, complying with the provisions approved as of March 17, 2005 in the General Shareholders' Meeting that decreed an ordinary cash dividend of ten bolivars (Bs.10.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004 in favor of shareholders registered the fifth business day following publication of the notice in one (1) newspaper of major national circulation, that is, on March 29, 2005 (limit date of transaction with benefit) payable the fifth business day from April 5, 2005 (effective date of registration with benefit).

Dividends will be paid at the office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaito.

The present publication is made in compliance with the provisions set forth in Resolution No.110-2004 as of August 11, 2004 published in Official Gazette No.38007 as of August 24, 2004.

Caracas, March 19, 2005 (signed) Illegible. --

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

Lawyer LILA CONCEPCION OLVEIRA HERNÁNDEZ, FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 39-A-Pro, Number 63 of the year 2005 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO : MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

0/YUN --

Citizen

Commercial Registrar of the Judicial Circuit of the Federal District and Miranda State.

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251 before you I respectfully appeared to inform you that in **General Shareholder's Meeting** of my principal held on **March 17, 2005** the following was approved:

1.- The Financial Statements corresponding to the fiscal year between January the 1st and December the 31st of 2004, in view of the reports by the Board of Directors and the Statutory Auditors.

2.- Appointing the two Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration, thus appointing Lic. Jacobo Cohen


INTERPRETE
PUBLICO

registered with the College of Administrators under No. 12.915 as First Statutory Auditor and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as his substitute; Lic. Claudia Valencia registered with the College of Administrators under No.35909 as Second Main Statutory Auditor, and Lic. Isabel Quintero registered with the College of Administrators under No.15197 as her replacement.

3.- Considering that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo).

4.- Issuing Unsecured Bonds up to an amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issuance, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Venezolano de Crédito, S.A. Banco Universal was approved as Common Representative of Bondholders and with a remuneration of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00).

5. – Issuing Commercial Papers up to an amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars to be issued in one or more series. Likewise, empowering the Board of Directors with the broadest powers to negotiate, set and establish all the conditions and terms of each series comprising issuance, the number, identification and amount of each series of such issuance, the par value of securities, their maturity date, place and payment term, placement price,



all the aspects related to issuance. Likewise, authorizing the Board of Directors to carry out all the acts, management and formalities necessary to carry out such issuance. The Board of Directors was also authorized to delegate the aforementioned powers on people it deems convenient, to appoint both the people who will undersign the authorization request before the National Securities and Exchange Commission and the people who will execute the bonds of Commercial Papers. Likewise, it was established as remuneration of the common representative of holders of Commercial Papers the amount of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00).

6.- Decreeing an ordinary cash dividend of ten (10) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004 in favor of shareholders registered the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the newspaper ad about the dividend, payable from the fifth business day following this last date (effective date of registering the benefit). Likewise, it delegated the Board of Directors setting the registry and payment dates.

I attach hereto an authorized copy of the Minute of Shareholder's Meeting referred to together with a counterpart of the reports by the Board of Directors, by the Statutory Auditors and by the External Auditors as well as an authorized copy of the Financial Statements approved in such Meeting, so that they are registered and filed to the company file kept by that Registry Office.

Likewise, I request you please to issue five (5) certified copies of the present participation.

Caracas, at the date of its presentation (signed) Illegible. ---

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE.

Caracas, the First (1st) of April of the year 2005. Historical years: 194 and 146. Having the foregoing document being presented by its SIGNATORY for its registration and



setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Dr. NELLY GONZALEZ DIAZ, "IPSA" No.31291, and is registered with the Commercial Registry under No.-63-VOLUME –39-A-PRO. Fees paid Bs.789370,00 as per Form No.578943, Bank No.FM01046586 amounting to Bs.52920,00. Identification was made as follows: DELFINO T. CARLOS, I.D. V-3659617.

The Main First Registrar (signed) Lawyer Lila Concepción Olveira Hernández

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Div/0/YUN---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, General Shareholder's Meeting as of March 17, 2005 that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 11:00 a.m. of the Seventeenth (17th) day of March of the year Two Thousand Five (2005) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated March 12, 2005 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. "Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 3:00 p.m., on April 25, 2003 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal

year that goes from January 1 to December 31, 2004 in view of the reports by the Board of Directors and the Statutory Auditors. 2) Appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration. 3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in. 4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance. 5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. 6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from February 25, 2005. Caracas, March 12, 2005. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President." There attended this meeting the shareholders listed at the bottom of this Minutes who submitted proxies and represent one thousand nine hundred forty-six million four hundred fifty-three thousand sixteen (1,946,453,016) shares, that is, more than eighty-four percent (84%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, ***considering the Financial Statements corresponding to the fiscal year that goes***

from January 1 to December 31, 2004 in view of the reports by the Board of Directors and the Statutory Auditors. The company financial statements and the consolidated financial statements as well as the report of management by the Board of Directors, which were read out and approved by the majority of the attending shareholders, except for the company Administrators and the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting.

Immediately, the Second Item of the notice was considered, that is, **appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration**. Nelly González used her right to speak and proposed that out from the FIRST SHORT LIST including: JACOBO COHEN, JACQUELINE SUBERO and ENRIQUE MERLO to appoint Lic. Jacobo Cohen, registered with the College of Administrators under No. 12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as First Main Statutory Auditor and as his replacement, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was approved by the majority of the attending shareholders, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting, thus Lic. Jacobo Cohen becoming elected as **First Main Statutory Auditor**, who is registered with the College of Administrators under No.12.915 and as his **substitute** to Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437.

Next, Nelly González used her right to speak and proposed that out from the SECOND SHORT LIST including ISABEL QUINTERO, CLAUDIA VALENCIA and JUAN FELIPE MALINICH to appoint Lic. Claudia Valencia, registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero, registered with the College of Public Administrators, under No.15.197, as Second Main Statutory Auditor and as her substitute, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was approved by the majority of the attending shareholders, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting, thus **Lic. Claudia Valencia** becoming elected as Second Main Statutory Auditor, who is registered with the College of Administrators under No.35.909 and **Lic. Isabel**

Quintero as her substitute, who is registered with the College of Administrators under No. 15.197. Immediately thereafter Nelly González proposed that the remuneration of the Main Statutory Auditors amounted to One Million Four Hundred Bolivars (Bs.1,400,000.oo) for yearly exercise for each of the performing Statutory Auditors. Submitted to the consideration of the Meeting, the foregoing proposal was approved by the majority of the attending shareholders, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting.

Next, the Third Item of the notice was considered, that is, *considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in.* Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo). Submitted to the consideration of the Meeting, the foregoing proposal was approved by the majority of the attending shareholders, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting.

Next, the Fourth Item of the notice was considered, that is, *considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$) per year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.* Carlos Delfino T. used his right to speak and read out the following proposal: It is herein suggested to the Shareholders' Meeting the project to issue Unsecured Obligations to be offered to the public up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$) per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest

powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issuance, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Venezolano de Crédito, S.A. Banco Universal was approved as Common Representative of Bondholders and with a remuneration of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00). Submitted to the consideration of the Meeting, the foregoing proposal was approved by the majority of the attending shareholders, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting.

Next, the Fifth Item of the notice was considered, that is, *considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.* Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is herein suggested to the Shareholders' Meeting authorize the Board of Directors to issue Commercial Papers amounting to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$) per year to be issued in one or more series. Likewise, it is herein suggested to the Shareholders' Meeting to delegate to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of issuance of each of the series comprising the issuance, the number, identification and amount of each of the series involved therein, the securities par value, the maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral if necessary, and in general,



to set all the characteristics or conditions of issuance as well as to authorize the Board of Directors to carry out all acts, managements and formalities necessary for issuing. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient, to appoint the people undersigning the authorization request before the National Securities and Exchange Commission and to the people who will execute the securities of the Commercial Papers. Likewise, it is herein suggested to the Shareholders' Meeting that the remuneration of the Common Representative of Commercial Papers is set up to yearly TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00).

Submitted to the consideration of the Meeting, the foregoing proposal was approved by the majority of the attending shareholders, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting.

Then, the Sixth Item was considered, that is, *agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.* Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: The Board of Directors does hereby proposed to decree an ordinary cash dividend of ten (10) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Likewise, it is hereby requested to delegate to the Board of Directors the setting of the registry date and payment date to shareholders.

Submitted to the consideration of the Meeting, the majority of the attending shareholders approved the foregoing proposal, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting, and the Meeting authorized the

members of the Board of Directors so that any of them make the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Seventeenth (17th) day of March of the year Two Thousand Five (2005).

(signed) Illegible. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A**., of this domicile, **DO HEREBY CERTIFY THAT**: The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"RECORD No. 929. As of today, the Seventeenth (17th) day of March of Two Thousand Five, the members of the Board of Directors: CARLOS DELFINO T., Chairman; Celestino Martínez P., First Vice-President; CARLOS H. PAPARONI M., Second Vice-President; the Directors: ARNALDO AÑEZ D., ALFREDO GOMEZ RUIZ, NELSON ISAMIT, JULIO BUSTAMANTE, ALFREDO TRAVIESO P., JUAN CARLOS CARPIO, ELENA DELFINO and FERNANDO PAPARONI, Acting Director when ALICIA M. PAPARONI is absent. Likewise, there was present ALEJANDRO DELFINO T. Executive President and JOSE GAETANO PAPARONI, Advisor.

1. The Board of Directors decided to establish Mach 29, 2005 as registry date (limit date of transaction with benefit) and April 5, 2005 as payment date (effective date of registry the benefit) of the dividend approved by the General Shareholders' Meeting held on March 17, 2005 which decreed an ordinary cash dividend of Ten Bolivars (Bs.10.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004.

Dividends will be paid at the office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

This certification is issued in Caracas on the Seventeenth (17th) day of March of the year Two Thousand Five.

CARLOS DELFINO T. (signed) Illegible.

Chairman of the Board of Directors.--

Caracas, the First (1st) day of April of the year Two Thousand Five (2005) (signed) Illegible. Carlos Delfino T. Lawyer Lila Concepción de Olveira Hernández. The present certified publication copy is issued as per form No.578943.

Lawyer Lila Concepción Olveira Hernández. First Commercial Registrar.

Translator's Note: At the left side of the Registrar's signature there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." --------------------------------

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

Lawyer LILA CONCEPCION OLVEIRA HERNÁNDEZ, FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 40-A-Pro, Number 53 of the year 2005 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO : MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

0/YUN --

Citizen

Commercial Registrar of the Judicial Circuit of the Federal District and Miranda State.

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A.**



(MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251 before you I respectfully appeared to inform you that in **Meeting No.929 of the Board of Directors** of my principal held on **March 17, 2005** the following was approved:

Sole Item

The Board of Directors by using the powers vested upon it by the General Shareholders' Meeting as of March 17, 2005 set forth March 29, 2005 as registry date (limit date of transaction with benefit) and April 5, 2005 as payment date (effective date of registry with benefit) of the ordinary cash dividend of Ten Bolivars (Bs.10.00) per share decreed by the aforementioned Shareholders' Meeting.

I attached hereto an authorized copy of the Record by the Board of Directors No.929 to be registered and filed with the company file kept by this Registry Office.

Likewise, I do hereby request you please to issue four (4) certified copies of the present participation.

Caracas, at the date of its presentation.--

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE.

Caracas, the First (1st) of April of the year 2005. Historical years: 194 and 146. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Dr. NELLY GONZALEZ DIAZ, "IPSA" No.31291, and is registered with the Commercial Registry under No.-53-VOLUME –40-A-PRO. Fees paid Bs.106,115.00 as per Form No.579050, Bank No.FM01047133 amounting to Bs.35280.00. Identification was made as follows: DELFINO T. CARLOS, I.D. V-3659617.

The Main First Registrar (signed) Lawyer Lila Concepción Olveira Hernández

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Div/0/YUN--

[Letterhead of MANPA]



I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, **DO HEREBY CERTIFY THAT**: The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"RECORD No. 929. As of today, the Seventeenth (17th) day of March of Two Thousand Five, the members of the Board of Directors: CARLOS DELFINO T., Chairman; Celestino Martínez P., First Vice-President; CARLOS H. PAPARONI M., Second Vice-President; the Directors: ARNALDO AÑEZ D., ALFREDO GOMEZ RUIZ, NELSON ISAMIT, JULIO BUSTAMANTE, ALFREDO TRAVIESO P., JUAN CARLOS CARPIO, ELENA DELFINO and FERNANDO PAPARONI, Acting Director when ALICIA M. PAPARONI is absent. Likewise, there was present ALEJANDRO DELFINO T. Executive President and JOSE GAETANO PAPARONI, Advisor.

1. The Board of Directors decided to establish Mach 29, 2005 as registry date (limit date of transaction with benefit) and April 5, 2005 as payment date (effective date of registry the benefit) of the dividend approved by the General Shareholders' Meeting held on March 17, 2005 which decreed an ordinary cash dividend of Ten Bolivars (Bs.10.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004. Dividends will be paid at the office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

This certification is issued in Caracas on the Thirty-First (31st) day of March of the year Two Thousand Five.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T. (signed) Illegible.

Chairman of the Board of Directors.--

Caracas, the First (1st) day of April of the year Two Thousand Five (2005) (signed) Illegible. Carlos Delfino T. Lawyer Lila Concepción de Olveira Hernández. The present certified publication copy is issued as per form No.578943.

Lawyer Lila Concepción Olveira Hernández. First Commercial Registrar.

Translator's Note:

At the left side of the Registrar's signature there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." At the upper right margin of the folios originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 April 13 PM 10:43 FILE. RECEIVED."-------------------

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April 26th, 2005.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
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Teléfonos (043) 407511 - 407413 407534
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Teléfonos (043) 401357 - 401341
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Teléfonos (043) 401300 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
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Teléfonos (041) 332419 - 332405 - 332428
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Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono: (02) 9012311
Internet: http://www.manpa.com.ve


2005 APR 13 AM 10: 43
ARCHIVO
RECIBIDO

Caracas, 12 de abril de 2005

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Anexo a la presente le remito los documentos que se relacionan a continuación, correspondientes a la Asamblea General Ordinaria de esta compañía, celebrada el 17 de marzo de 2005:

- *Aviso de la convocatoria a la Asamblea publicado en dos (2) diarios de mayor circulación nacional.*
- *Aviso del pago del dividendo ordinario en efectivo de Bs. 10,oo por acción, publicado en un (1) diario de mayor circulación nacional.*
- *Registro Mercantil de la Asamblea celebrada el 17 de marzo de 2005 y de la Junta Directiva que fijó las fechas de registro y pago del dividendo.*

Participación que hacemos a usted conforme a lo previsto en los Ordinales 2° y 3° del Artículo 5° de las "Normas Relativas a la Información Periódica u Ocasional que deben suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores".

Asimismo, cumplimos en informarles que esta compañía en dicha Asamblea Ordinaria, acordó continuar con la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en CUARENTICINCO MIL OCHOCIENTOS OCHENTA MILLONES CIENTO OCHENTIOCHO MIL CUATROCIENTOS OCHENTA BOLIVARES (Bs. 45.880.188.480,oo).

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

anexo lo indicado
Dr. CARLOS E. DELFINO T.
Presidente

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

EL NACIONAL

FUNDADO EN 1943 · CARACAS · VENEZUELA

SÁBADO 12
marzo de 2005

http://www.el-nacional.com
DEPÓSITO LEGAL PP 194301 DF4
AÑO LXII Nº 22.102


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 17 de marzo de 2005, a las 11 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2004, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 25 de febrero de 2005.

Caracas, 12 de marzo de 2005

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO • PREMIO A LA EXCELENCIA DE LA SND • PREMIO INTERNACIONAL DE INFOGRAFIA MALOFIEJ 2004

SABADO 12 DE MARZO DE 2005, CARACAS, VENEZUELA - AÑO XCV - Nº 34.367 - DEPOSITO LEGAL PP-190901DF43


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 17 de marzo de 2005, a las 11 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2004, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las temas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 25 de febrero de 2005.

Caracas, 12 de marzo de 2005

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO • PREMIO A LA EXCELENCIA DE LA SND • PREMIO INTERNACIONAL DE INFOGRAFIA MALOFIEJ 2004

SABADO 19 DE MARZO DE 2005, CARACAS, VENEZUELA - AÑO XCV - N° 34.374 - DEPOSITO LEGAL PP-190901DF43


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 929 de fecha 17 de marzo de 2005 decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 17 de marzo de 2005 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Diez Bolívares (Bs. 10,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado al 31 de diciembre de 2004, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 29 de marzo de 2005 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 5 de abril de 2005 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 19 de marzo de 2005


COMISION NACIONAL
DE VALORES
5 APR 13 AM 10:
ARCHIVO
RECIBIDO
REPUBLICA BOLIVARIANA DE VENEZUELA
Circunscripción Judicial
Distrito Capital y Edo. Miranda
REGISTRO MERCANTIL PRIMERO

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

ABOG. LILA CONCEPCION OLVEIRA HERNANDEZ, REGISTRADORA MERCANTIL PRIMERA

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.


REPUBLICA BOLIVARIANA DE VENEZUELA
Circunscripción Judicial
Distrito Capital y Edo. Miranda
REGISTRO MERCANTIL PRIMERO

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 39-A-Pro... Número: 63 del año 2005

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente


REPUBLICA BOLIVARIANA DE VENEZUELA
Circunscripción Judicial

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

0/YUN

Inpra-Abogado No. 31291

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la **Asamblea General Ordinaria de Accionistas** de mi representada celebrada el **17 de Marzo de 2005**, fue aprobado lo siguiente:

1° Los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2004, con vista de los informes de la Junta Directiva y de los Comisarios.

2° **La elección de los dos Comisarios Principales y sus Suplentes, así como la fijación de su remuneración**, quedando designados como **Primer Comisario Principal** el Lic. **JACOBO COHEN**, inscrito en el Colegio de Administradores bajo el N° 12.915 y como su **Suplente** la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores bajo el N° 11.437. Como **Segundo Comisario Principal** la Lic. **CLAUDIA VALENCIA**, inscrita en el Colegio de Administradores bajo el N° 35.909, y como su **Suplente** la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos bajo el N° 15.197.

3° Que la compañía **continúe con la modalidad de Sociedad Anónima de Capital Autorizado** (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA MILLONES CIENTO OCHENTIOCHO MIL CUATROCIENTOS OCHENTA BOLIVARES (Bs. 45.880.188.480,oo).


REGISTRO MERCANTIL PRIMERO
FUNCIONARIO
N°
FIRMA



4° La emisión de Obligaciones Quirografarias hasta por un monto máximo de **QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo)** o su equivalente en dólares de los Estados Unidos de América (US$) por año. Igualmente, se delegó en la Junta Directiva, por un plazo no mayor de dos (2) años, las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley del Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que le sean aplicables. Asimismo, se autorizó a la Junta Directiva para delegar dichas facultades en las personas que considere conveniente. Igualmente, se aprobó nombrar como Representante Común de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y como remuneración hasta un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

5° La emisión de Papeles Comerciales hasta por un monto de **QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo)** o su equivalente en dólares de los Estados Unidos de América (US$) por año para ser emitidos en una o varias series. Igualmente, delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como, autorizar a la Junta Directiva para realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión, asimismo se autorizó a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se estableció como remuneración del representante común de los tenedores de los Papeles Comerciales

año.

6° **Decretar un dividendo ordinario en efectivo de diez bolívares** (Bs. 10,oo) **por acción**, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de la compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2004, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso del dividendo, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Asimismo, delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de la Asamblea de Accionistas referida y un ejemplar de los informes de la Junta Directiva, de los Comisarios y de los Auditores Externos, así como de los Estados Financieros aprobados en dicha Asamblea.

Asimismo, solicito se sirva expedir cinco (05) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

Carlos Lupino



2005 APR 13 AM 10: 42

ARCHIVO

RECIBIDO

MINISTERIO DEL INTERIOR Y JUSTICIA

REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, Primero (1) de Abril del Año 2005 (194 y 146). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por Dr. NELLY GONZALEZ DIAZ IPSA N.: 31291 , se inscribe en el Registro de Comercio bajo el N.: -63- TOMO -39-A- PRO.. Derechos Pagados Bs.789370.00 Según Planilla RM N°578943, Banco N°FM01046586 Por Bs.:52920.00. La identificación se efectuó así: CARLOS DELFINO T., C.I: V-3.659.617

La Registradora Mercantil Primera

Fdo. Abog. LILA CONCEPCION OLVEIRA HERNANDEZ



ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

DIV- 0/YUN

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (043) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

3251



Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Ordinaria de Accionistas de fecha 17 de marzo de 2005**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **diecisiete (17) de marzo del año dos mil cinco (2005)**, siendo las **11 a.m.**, se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 12 de marzo de 2005, que textualmente dice así: "MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. *CONVOCATORIA*. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 17 de marzo de 2005, a las 11 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2004, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. 3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas



que considere conveniente. 6°/Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 25 de febrero de 2005. Caracas, 12 de marzo de 2005. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente"

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, quienes presentaron cartas poderes, los cuales representan **un mil novecientos cuarenta y séis millones cuatrocientas cincuenta y tres mil dieciséis (1.946.453.016) acciones**, o sea, más del **ochenta y cuatro por ciento (84%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída –, o sea, ***Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2004, con vista de los informes de la Junta Directiva y de los Comisarios***. Los Estados Financieros de la compañía y los consolidados, así como el informe de gestión de la Junta Directiva, los cuales fueron leídos, resultando aprobados por la mayoría de los accionistas presentes, absteniéndose de votar los Administradores de la compañía y la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE).

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, ***Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración***. Tomó la palabra Nelly González y propuso que de la PRIMERA TERNA conformada por los señores: JACOBO COHEN, JACQUELINE SUBERO y ENRIQUE MERLO, se designara al Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915 y la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437, como Primer Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por la mayoría de los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE), resultando elegido como **Primer Comisario Principal** el Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915 y como su **Suplente** la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437. Seguidamente, Nelly González tomó la palabra y propuso que de la SEGUNDA TERNA conformada por los señores: ISABEL QUINTERO, CLAUDIA VALENCIA y JUAN FELIPE MALINICH, se designara a la Lic. CLAUDIA VALENCIA, inscrita en el Colegio de Administradores, bajo N° 35.909, y a la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197, como Segundo Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la


MANPA

proposición anterior fue aprobada por la mayoría por los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE), resultando elegido como **Segundo Comisario Principal** la Lic. CLAUDIA VALENCIA, inscrita en el Colegio de Administradores, bajo N° 35.909, y como su **Suplente** la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197. De inmediato Nelly González propuso que la remuneración de los Comisarios Principales fuera de Un Millón Cuatrocientos Mil Bolívares (Bs. 1.400.000,oo) por ejercicio anual para cada uno de los Comisarios actuantes. Sometida a consideración de la Asamblea dicha proposición fue aprobada por la mayoría de los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE).

Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, *Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.* Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir Cuarenticinco Mil Ochocientos Ochenta Millones Ciento Ochentiocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo). Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por la mayoría de los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE).



Posteriormente se procedió a considerar el **Cuarto Punto de la convocatoria**, o sea, *Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.* Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código


MANPA



de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por la mayoría de los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE).

Posteriormente se procedió a considerar el **Quinto Punto de la convocatoria**, o sea, ***Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.*** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los Papeles Comerciales sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.



Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por la mayoría de los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE).


MANPA



Posteriormente se procedió a considerar el **Sexto Punto de la convocatoria,** o sea, ***Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.*** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: La Junta Directiva propone decretar un dividendo ordinario en efectivo de diez bolívares (Bs. 10,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2004, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por la mayoría de los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE), y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes. (firmas ilegibles)."

Certificación que se expide en la ciudad de Caracas, a los diecisiete (17) días del mes de marzo del año dos mil cinco (2005).

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.


Nelly González Díaz
Abogado
Inpre-Abogado No. 31291


MANPA

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO:** "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

> "**Acta N° 929:** Hoy, diecisiete (17) de marzo de dos mil cinco se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; *Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo* Vicepresidente; los Directores: Arnaldo Añez D., Alfredo Gómez Ruiz, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Juan Carlos Carpio, Elena Delfino y Fernando Paparoni, Director Suplente en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban *presentes Alejandro Delfino T. Presidente Ejecutivo y José Gaetano Paparoni Asesor.*
>
> 1. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 29 de marzo de 2005 y como fecha de pago (fecha efectiva de registro del beneficio) el 05 de abril de 2005, del dividendo aprobado por la Asamblea General Ordinaria de Accionistas celebrada el 17 de marzo de 2005, la cual decretó un dividendo ordinario en efectivo de Diez Bolívares (Bs. 10,oo) por acción, para cada una de las dos mil doscientas noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social *actual de esta compañía*, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2004. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."



Certificación que expido en Caracas a los diecisiete (17) días del mes de marzo del año dos mil cinco.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

HERNANDEZ SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN

RECIBIDO

PLANILLA Nº: 578943

O/YUN

REPUBLICA BOLIVARIANA DE VENEZUELA
Circunscripción Judicial
Distrito Capital y Edo. Miranda
REGISTRO MERCANTIL PRIMERO

Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

REGISTRADORA MERCANTIL PRIMERA

REGISTRO MERCANTIL PRIMERO
Los Timbres Fiscales por el monto
de 38.808 han sido cancelados
e inutilizados en el original del
documento gravado, artículo 35 de
la Ley de Timbre Fiscal

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

ABOG. LILA CONCEPCION OLVEIRA HERNANDEZ, REGISTRADORA MERCANTIL PRIMERA

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.



C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 40-A-Pro... Número: 53 del año 2005

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente



ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL, C.A (MANPA) S.A.C.A.

0/ALE

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

R.M. 579050 Complemento:
Teléfono: 901.23.07



Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

3251



Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la **Junta Directiva N° 929** de mi representada celebrada el **17 de Marzo de 2005**, fue aprobado lo siguiente:

Punto Unico

La Junta Directiva haciendo uso de las facultades conferidas por la Asamblea General Ordinaria de Accionistas de fecha 17 de marzo de 2005, estableció como fecha de registro (fecha límite de transacción con beneficio) el 29 de marzo de 2005 y como fecha de pago (fecha efectiva de registro del beneficio) el 5 de abril de 2005, del dividendo ordinario en efectivo de Diez Bolívares (Bs. 10,oo) por acción decretado por la mencionada Asamblea de Accionistas.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de Junta Directiva N° 929.

Asimismo, solicito se sirva expedir cuatro (04) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

REGISTRO MERCANTIL PRIMERO
FUNCIONARIO: 31-03-05
Nº. 3251
FIRMA

TRASLADO

MINISTERIO DEL INTERIOR Y JUSTICIA

RECIBIDO

REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, Primero (01) de Abril del Año 2005 (194° y 146°). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por Dr. NELLY GONZALEZ DIAZ IPSA N.: 31291 , se inscribe en el Registro de Comercio bajo el N.: -53- TOMO -40-A- PRO.. Derechos Pagados Bs.106115.00 Según Planilla RM N°579050, Banco N°FM01047133 Por Bs.:35280.00. La identificación se efectuó así: CARLOS DELFINO T, C.I: V-3.659.617

La Registradora Mercantil Primera

Fdo. Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL, C.A (MANPA) S.A.C.A.

DIV- 0/ALE

Nelly González Díaz
Abogado
Inpre: Abogado No. 31291

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta Nº 929:** Hoy, diecisiete (17) de marzo de dos mil cinco se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Arnaldo Añez D., Alfredo Gómez Ruiz, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Juan Carlos Carpio, Elena Delfino y Fernando Paparoni, Director Suplente en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban presentes Alejandro Delfino T. Presidente Ejecutivo y José Gaetano Paparoni Asesor.

1. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 29 de marzo de 2005 y como fecha de pago (fecha efectiva de registro del beneficio) el 05 de abril de 2005, del dividendo aprobado por la Asamblea General Ordinaria de Accionistas celebrada el 17 de marzo de 2005, la cual decretó un dividendo ordinario en efectivo de Diez Bolívares (Bs. 10,oo) por acción, para cada una de las dos mil doscientas noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2004. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."



Certificación que expido en Caracas a los treinta y un (31) días del mes de marzo del año dos mil cinco.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.

Presidente de la Junta Directiva

HERNANDEZ SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN

PLANILLA N°: 579050

0/ALE


REPUBLICA BOLIVARIANA DE VENEZUELA
Circunscripción Judicial
Distrito Capital y Edo. Miranda
REGISTRO MERCANTIL PRIMERO

Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

REGISTRADORA MERCANTIL PRIMERA

REGISTRO MERCANTIL PRIMERO
Los Timbres Fiscales por el monto de 19.404,00 han sido cancelados e inutilizados en el original del documento gravado, artículo 35 de la Ley de Timbre Fiscal